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                           December 6, 2023

       Christophe Vattier
       Managing Member
       MANSE USA LLC
       100 Bogart Street
       Brooklyn, New York 11206

                                                        Re: MANSE USA LLC
                                                            Amendment No. 2 to
Draft Offering Statement on Form 1-A
                                                            Submitted November
1, 2023
                                                            CIK No. 0001982659

       Dear Christophe Vattier:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 6, 2023 letter.

       Amendment No. 2 to Draft Offering Statement on Form 1-A

       Risk Factors
       Our business model operates in a context where the regulation..., page 6

   1. We note your response to comment 1. Please further revise to clarify whether the Roys are issued and/or
transferred using distributed ledger or blockchain technology.
       The Company's Business
       Overview, page 9

   2. Where you refer to the success of the MANSE France business, revise to acknowledge that there is no
assurance that your business model will achieve similar results.
 Christophe Vattier
FirstName LastNameChristophe Vattier
MANSE USA     LLC
Comapany6,
December   NameMANSE
             2023        USA LLC
December
Page 2    6, 2023 Page 2
FirstName LastName
The Talents, page 9

3. We note your responses to comments 3 and 4 that while the algorithm is the same across all Roys, regardless of the associated Talent, the yield payments will be unique to a specific Talent, as they are calculated based on the commercial successes of each Talent.
         In this regard, we continue to believe that you will need to qualify a separate class of Roys for each Talent. It appears that you intend to qualify one class of Roys associated with Nick Kyrgios. Tell us whether you intend to qualify additional classes of Roys in this offering associated with other Talents before qualification of this offering circular or in the future via post-qualification amendments, and if so, revise your offering structure and disclosure accordingly. Remove your references to the Talents with whom Manse
         France has entered into Talent Agreements if you have no intention of offering Roys for such Talents or revise to provide additional information about each such Talent in this
         Offering Circular. In addition, we note the defined term "Class" in
Exhibit 6.1 means "the
         class of this Agreement as shown on the Information Sheet; Classes include regular Roys for which no specific mention is made on the Information Sheet and Roys with the option of Instant Redemption." Please tell us whether you intend to issue certain Roys with redemption rights and Roys without redemption rights, how you will differentiate between such Roys, and disclose this feature in your filing.
4. We reissue comment 4. Please include specific, detailed disclosure in your filing regarding each Talent associated with each class of Roys you intend to sell in this offering. In this regard, it appears you are attempting to qualify at least one class of Roys associated with Nick Kyrgios. Revise to include some background regarding this Talent in the filing. To the extent you will add a class of Roys for each of the Talents identified in Appendix I of your response letter dated September 6, 2023, include comparable disclosure for each Talent. File as an exhibit the Talent Agreement you enter into with each Talent. To the extent that you will add classes of Roys for other Talents sourced by the Company, confirm that you will disclose such Talents prior to seeking qualification.
Characteristics of a Roy, page 15

5. We note your revised disclosure in response to comment 5 and reissue in part. Disclose that an investor who purchases a Roy will earn yearly a minimum yield of $0.40 and a
         maximum of $1, and during the Roy   s 10-year term, a Roy holder will
receive a total yield
         between 40 cents and $10 per Roy. In this regard, we note that you have only disclosed the yearly $0.40 yield.
The Algorithm, page 16

6. We note your response to comment 13 and reissue our comment. We note your disclosure that "although some details about how the algorithm operates will be made available to
         Roy holders as addressed below in section titled 'The Company   s
Business,' or otherwise
         made publicly available, we will not disclose all details about the operation of the algorithm so investment decisions will have to be made without that information." Please
 Christophe Vattier
MANSE USA LLC
December 6, 2023
Page 3
         remove this disclosure. Include a description of the algorithm in the appropriate places throughout your filing, including Exhibit 6.5, or tell us why the algorithm is not material to investors. In this regard, it appears the summary you have included as Exhibit 6.6 only details how you create a valuation for a specific Talent, but it does not explain a specific algorithm or how a yield payment is determined. Clarify if each Talent will have a different algorithm, and if so, disclose each specific algorithm in this filing.
Roy Redemptions, page 18

7. Clarify that you have limited resources available to redeem Roys, as you seem to suggest elsewhere in your offering circular, and explain how the redemption feature will operate.
         If redemption is not assured and is subject to your discretion, state as much. Explain what you will do with the Roys that are redeemed.
The Company and Management, page 19

8. We note your disclosure in response to comment 2 regarding your anticipated additional sources of income. Please revise to provide more detail about each line of business, including whether you have any customers or contracts in place. In addition, disclose the assumptions underlying the projected future revenue for each.
9. We note your response to comment 6 and reissue our comment. Disclose the price formula described in Appendix 2 of Exhibit 6.1 in your filing, rather than including a cross reference to the exhibit.
General

10. We note your response to comment 8 and reissue our comment, as it now appears only the
       Company will be able to purchase Roys from investors on the platform. If true, please revise your statements throughout your filing where you state that the price of the Roys will fluctuate based on level of sales to clarify that the price will fluctuate based on level of repurchases made by the Company, such as on your cover page. Remove all references to the ability to "trade" Roys and acknowledge that the Roys have limited liquidity and investors should be prepared to hold on to their investment for an indefinite period of time. Clarify what you mean on page 9 where you say that "After purchasing a Roy, the price as calculated by the price formula contained in the Roy contract fluctuates based on the volume of sales, which should be impacted by yield levels among other factors, such
       as the investor   s view of the future prospects of the Talent," page 10
where you say that
       "All of the Roys associated with the Talents that currently participate on the trading platform that are engaged by MANSE France will be available to the
Company   s users
       through the Company   s platform," and on page 15 where you say
"Subsequent investors
FirstName LastNameChristophe Vattier
       purchase Roys at the price indicated by the price formula " and "After introduction, users
Comapany
       may NameMANSE
            acquire and hold USA
                               the LLC
                                   number of Roys that they wish," if
repurchases may only be
       made
December   6, by thePage
              2023   Company.
                           3
FirstName LastName
 Christophe Vattier
FirstName LastNameChristophe Vattier
MANSE USA     LLC
Comapany6,
December   NameMANSE
             2023        USA LLC
December
Page 4    6, 2023 Page 4
FirstName LastName
11. We note your response to comments 9 and 12, as well as your previous related responses.
         While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in.
12. We note your response to comment 10. Clarify whether the company would resell the
         Roys to third parties after redemption, and if so, disclose that any subsequent resales by the Company would be considered a primary offering of Roys that would count towards the $75 million cap for Tier 2 offerings.
13.      We note your response to comment 17 and reissue our comment. Your response
         acknowledges that the commercial performance of the Talent impacts the yield calculation. In this regard, please provide your analysis as to whether each Talent should be considered a co-issuer of Roys under this framework, including under
         the Howey test, and if not, explain why not. Your response should include a materially complete description of the compensation paid to each talent, including the circumstances under which talents receive Roys, and whether there is any ongoing compensation and whether any of the proceeds of the offering are used to pay talents.
14. We note your response to comment 15 and reissue our comment. We continue to believe that MANSE USA is functionally issuing securities on behalf of MANSE France by virtue of the sublicense agreement given that it appears that the only difference between the
         Roys issued by MANSE France and you is the issuer, at least with respect to the Talents you have in common. In this regard, tell us how the Roys issued by MANSE France differ from the Roys to be issued by you with respect to the same Talent. Given that MANSE
         International controls MANSE France and you, tell us why MANSE USA should not be treated as the alter ego of MANSE France. Please revise your analysis to address this, including a description of consideration MANSE France will receive for sublicensing certain Talent IP to MANSE USA. File as an exhibit a form of the Primary Agreement, as such term is defined in the Master Agreement, MANSE France has entered into with each
         Talent.
15. We are still considering your response to comment 16 and may have additional comments.
16. We reissue comment 18 as your response is too conclusory and does not adequately provide the requested analysis with respect to whether the Company and its subsidiaries
         meet the definition of an    investment company    under Section
3(a)(1)(A) of the
         Investment Company Act of 1940 (the    Investment Company Act   ).
Please provide a
         detailed legal analysis regarding whether the Company and its subsidiaries meet the
         definition of an    investment company    under Section 3(a)(1)(A) of
the Investment
         Company Act. In your response, please address, in detail, each of the factors outlined in
         Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor. Additionally, please tell us what exclusion
 Christophe Vattier
MANSE USA LLC
December 6, 2023
Page 5
      or safe harbor from the Investment Company Act you are relying on (if any) and provide
      us with a detailed legal analysis (including relevant unconsolidated financial information as of year-end December 31, 2022 and the most recent quarter-end 2023 available)
      supporting your determination that the exclusion or safe harbor is available to you.
17. We reissue comment 19 as your response is too conclusory and does not adequately provide the requested analysis with respect to whether the Company and its subsidiaries
      meet the definition of an    investment company    under Section
3(a)(1)(C) of the
      Investment Company Act. Further, please provide a detailed legal analysis regarding whether the Company or any of its subsidiaries meet the definition of an investment
      company    under Section 3(a)(1)(C) of the Investment Company Act. In your response,
      please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. Additionally, please tell us what exclusion or safe harbor from the
      Investment Company Act you are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information as of year-end
      December 31, 2022 and the most recent quarter-end 2023 available) supporting your determination that the exclusion or safe harbor is available to you.
18. We reissue comment 20 as your response is too conclusory and does not adequately provide the requested analysis with respect to whether or not the Company meets the
      definition of an    investment adviser    as defined under the Investment
Advisers Act of
      1940 (the    Advisers Act   ). Please provide your detailed legal as to
whether or not the
      Company meets the definition of an    investment adviser    as defined
under the Advisers
      Act. In your response, please address each of the three prongs of the investment adviser definition in Section 202(a)(11) of the Advisers Act and identify the factual and legal basis for your position on each of these three prongs, including citations to any applicable
      law, regulation or other precedent. When addressing the    compensation
 prong of the
         investment adviser    definition, please also provide additional
information about how
      exactly the Company intends to be compensated for its services. If you believe that you
      qualify for any exclusions or exemptions from    investment adviser
status, please identify
      those exclusions or exemptions and provide detailed support for your position.
       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                            Sincerely,
FirstName LastNameChristophe Vattier
                                                            Division of
Corporation Finance
Comapany NameMANSE USA LLC
                                                            Office of Trade &
Services
December 6, 2023 Page 5
cc:       Simon Wood, Esq.
FirstName LastName